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                          EPSTEIN BECKER & GREEN P.C.
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                                ATTORNEYS AT LAW
                      150 North Michigan Avenue, Suite 420
                          Chicago, Illinois 60601-7630
                                  312.499.1400
                                FAX: 312.845.1998
                                   EBGLAW.COM

STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.827.9523
SDRAKE@EBGLAW.COM

                                  May 24, 2006

VIA EDGAR
---------


Jeffery P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.  20549-0306


        Re: Medical Discoveries, Inc.
            Amendment No. 4 to Form SB-2
            File No.: 333-121635

Dear Mr. Riedler:

               We are writing on behalf of our client, Medical Discoveries, Inc. (the "Company"), in response to the letter of comments from you to the Company, dated May 5, 2006, with respect to the Company's Amendment No. 3 to Form SB-2, File No. 333-121635 (the "Registration Statement"). The numbered paragraphs below restate the numbered paragraphs in your letter of comments to the Company, and the discussion set out below each such paragraph is the Company's response to the comment. The Company is filing Amendment No. 4 herewith.

PROSPECTUS SUMMARY - PAGE 1

1. WE NOTE THE REVISION YOU PROPOSE TO MAKE IN RESPONSE TO COMMENT 1. HOWEVER, THE REVISED DISCLOSURE DOES NOT INDICATE WHEN YOU MADE THE AMENDED FILING WITH THE FDA OR WHAT ACTION THE FDA HAS TAKEN IN REGARD TO THE AMENDED FILING. PLEASE DISCLOSE THE DATE THE APPLICATION WAS SUBMITTED AND CLEARLY DISCLOSE THE DATE AND DECISION REACHED BY THE FDA.

Jeffery P. Riedler
May 24, 2006
Page 2

        The company has updated the disclosure at page 1 and also at pages 22 and 23 to indicate the date of the filing with the FDA, the date of the FDA's response, the substance of the FDA response, the additional testing the Company intends to undertake, and the Company's estimates for time and cost of those tests.

RISK FACTORS - PAGE 2

We may not be able to raise sufficient capital to meet present and future obligations. - page 3

2. WE NOTE THE REVISIONS YOU MADE IN RESPONSE TO COMMENT 6. HOWEVER, THE DISCLOSURE HAS ONLY BEEN UPDATED TO FEBRUARY 28, 2006. YOUR REVISED DISCLOSURE SHOULD BE AS OF A MORE RECENT DATE.

        The Company has revised the disclosure as of April 30, 2006, the most recent practical date. The Company has also updated that disclosure with respect to additional expenses it will incur in pre-clinical testing.

Obtaining additional capital through the sale of common stock will result in dilution of stockholder interests. - page 4

3. PLEASE QUANTIFY THE DISCLOSURE IN THIS RISK FACTOR SO THAT POTENTIAL INVESTORS CAN EVALUATE THE EXTENT OF THE DILUTION YOU REFER TO.

        Per prior conversations with the staff, the Company has disregarded this comment.

We face intense competition and competing products. - page 6

4. PLEASE DELETE THE SECOND SENTENCE OF THE THIRD PARAGRAPH OF THE RISK FACTOR. THE STATEMENT CONTAINS MITIGATING LANGUAGE WHICH IS INAPPROPRIATE.

        This sentence has been deleted.

5. IT IS STILL UNCLEAR TO US WHAT NEED(S) WOULD BE MET BY YOUR PROPOSED PRODUCTS THAT ARE NOT BEING MET BY THE CURRENTLY AVAILABLE PRODUCTS, AND WHY YOU BELIEVE THERE IS A MARKET FOR THEM. PLEASE REVISE THE RISK FACTOR ACCORDINGLY.

        This risk factor has been revised.

Description of Business. - page 22

6. UNDER "SAVECREAM" ON PAGE 23, PLEASE DELETE THE WORD "PROMISING" FROM THE SECOND SENTENCE OF THE SECOND PARAGRAPH. IN THE ALTERNATIVE, PLEASE PROVIDE FACTUAL SUPPORT FOR THE CLAIM.

        This word has been deleted.

Jeffery P. Riedler
May 24, 2006
Page 3


7. WE NOTE THAT YOU HAVE DELETED THE REFERENCE TO "STAGE 4 BREAST CANCER." WE THINK THAT THIS IS IMPORTANT QUALIFYING INFORMATION ABOUT THE CLAIMS YOU MAKE IN REGARD TO THIS PROPOSED PRODUCT. PLEASE RETURN THE REFERENCE TO THE DOCUMENT, EXPLAIN WHAT THE TERM REFERS TO AND DISCUSS THE SIGNIFICANCE OF THIS FACT ON THE RESULTS YOU DESCRIBE.

        Per prior discussions with the staff, the Company has further explained the prior study protocol.


                                                   Very truly yours,

                                                   /s/ Stephen R. Drake

                                                   Stephen R. Drake

SRD/pm
Enclosure